Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release
31 July 2003

TSAKOS ENERGY NAVIGATION (TEN) ANNOUNCES

RECORD PROFITS FOR THE SECOND QUARTER

AND FIRST HALF OF 2003

Net income rises 746% compared with the second quarter of 2002

TEN’s Second Quarter Highlights:

•	Company reports record EPS of $1.08 versus $0.13 in the like period of 2002
•	Net income rose 746% to a record $18.7 million
•	Company took delivery of its third of four new panamaxes
•	Established a strategic alliance with Flopec

Additional First Half Highlights:

•	Reported record EPS of $2.15, a 322% increase over the first half of 2002
•	Net income increased 403% to a record $36.8 million
•	Took delivery of four newbuildings: one aframax and three panamaxes
•	Declared cash dividend distribution of $0.20 for a total of $0.70 per share with respect to 2002 operations

Athens, Greece—31 July 2003—Tsakos Energy Navigation Limited (TEN) (NYSE-TNP) today reported unaudited results for the second quarter and first half of 2003.

Net revenues for the second quarter of 2003 were $61.5 million, a 122% increase over the $27.8 million generated in the second quarter of 2002. This increase reflected the expansion in the fleet (average number of vessels of 25.4 in 2003 vs. 17.0 in 2002) as well as the strong charter market. Net income for the second quarter of 2003 was a record $18.7 million versus $2.2 million in the second quarter of 2002. Earnings per share were a record $1.08 as compared with $0.13 per share in the like period of 2002.

Commenting on the second quarter results, Nikolas P. Tsakos, President and CEO of TEN, stated, “The favorable charter market and the fortunate timing of the expansion of our fleet combined to produce record quarterly profits of almost $19 million, exceeding the record $18.1 million established in the first quarter of 2003. These results reaffirm TEN’s ability, through a balanced chartering policy, to generate significant profits and strong cash flow during cyclically strong periods while producing sound profits in soft charter markets.” Currently, TEN has 18 vessels on period employment and 8 vessels operating in the spot market.

Interest and finance costs were $3.3 million in the second quarter of 2003 compared with $3.8 million in the second three months of 2002, as lower effective interest rates more than offset the increase in debt associated with TEN’s fleet expansion. Depreciation and amortization of deferred dry docking charges increased to $10.4 million in the most recent quarter versus $6.5 million in the second quarter of 2002, reflecting fleet expansion. Vessel operating costs in the second quarter of 2003 were $11.9 million up from $7.4 million in the second quarter of 2002. The increase arose from fleet expansion, somewhat higher insurance costs and the pressures of a weak U.S. dollar.

Net revenues for the first six months of 2003 were $117.2 million, a 113% increase over the $55.1 million generated in the first half of 2002 reflecting major expansion in the fleet (average number of vessels in the 2003 period was 24.5 versus 16.6 in the first half of 2002) and the strong charter market. Net income for the first half of 2003 established a record of $36.8 million as compared with $7.3 million in the year earlier period. This includes a contribution of $0.7 million from the joint venture between TEN and Lauritzen Kosan A/S. Basic earnings per share also reached a new record of $2.15 measured against $0.51 per share for the first six months of 2002.

Interest and finance costs were $6.3 million for the first six months of 2003 versus $5.3 million for the first half of 2002 reflecting significant expansion of the fleet and increase in borrowings to support the program. Depreciation and amortization of dry docking expenses also increased, totaling $19.6 million in the first half of 2003 vs. $13.1 million in the year earlier period. Vessel operating expenses also rose reflecting the increased number of ships, but per vessel costs were well contained ($5,638 per vessel in the first half of 2003 as compared with $5,459 per vessel in the first six months of 2002) despite higher insurance costs, an industry-wide factor, and the pressures from the weakened U.S. dollar.

“Management’s objective is to maintain our reputation as a top quality operator with a competitive cost structure,” continued Mr. Tsakos. “Despite the industry-wide pressures of the past year, our diligent cost containment efforts have held overall expenses within acceptable parameters. The benefits of the sharp increase in revenues, up 113% from the comparative period in 2002, were transmitted to the bottom line with net income in the first six months reflecting a five-fold increase.”

FLEET EXPANSION

The organic expansion program launched in 1997 continued in earnest during the first half of 2003 with TEN taking delivery of four newbuildings including one aframax and three panamaxes. Additionally, last week TEN took delivery of another aframax, the Parthenon, and will take delivery of the last panamax in a series of four, the Andes, in September. Overall, the program, commenced in 1997, will have added sixteen newbuilding vessels by September 2003. Future newbuildings include three handysized products carriers scheduled for delivery in June 2004, December 2004 and

June 2005. Additionally, TEN expects delivery of two suezmaxes in October and November 2005, respectively. This brings the total number of newbuildings that have been ordered since 1997, including options, to 26 vessels, all of which have been contracted with the Imabari Group in Japan and the Hyundai Group in South Korea.

Mr. Tsakos noted, “The five future firm deliveries, plus the five additional options, reaffirm TEN’s commitment to serve its clients with a fleet of modern vessels designed to service their growing and diverse needs. We believe our program has benefited not only ourselves, but our charterers as well because it has afforded the opportunity to design and oversee the building of several series of sister ships that are geared to specific operations.”

Assuming no interim retirement of older vessels, the following table illustrates the composition of TEN’s fleet after the deliveries of the newbuildings cited above:

TYPE	DOUBLE HULL	DOUBLE/ SINGLE HULL	SINGLE HULL	TOTAL

VLCC	1			1
SUEZMAX	6			6
AFRAMAX	7*		3	10
PANAMAX	7		1	8
HANDYSIZE	3	4		7

TOTAL	24	4	4	32

*	includes one chartered-in vessel

TEN has focused on its newbuildings program to generate organic growth as well as to develop one of the youngest and most efficient modern tanker fleets in the world. It has also produced a measurable impact in net income. During the first half of 2003, TEN’s newbuildings since 1997, comprising approximately one-half of the total fleet, produced profits of approximately $30.5 million or 83% of net income.

TANKER PROSPECTS IN 2003

The general expectation of industry observers is that worldwide consumption of oil will increase by 1.5% overall in 2003. It is also believed that the runoff in inventories, which are now at low levels, will cease or reverse itself. This increase in demand may translate into more modest growth in carrying capacity needs as shipments are delivered over shorter trade routes. Nevertheless, TEN believes tanker demand will expand for the balance of the year.

The supply side suggests a build-up in overall tanker carrying capacity reflecting a strong order book and limited scrappage. However, scrappage could accelerate as revenues for older tonnage comes under increasing pressure. The seasonally soft period between now and the onset of the heating season in the northern hemisphere could test owners’ resolve.

The tragic events of the sinking of the Erika in 1999 and the Prestige last fall promises to have a profound but yet unknown impact on the tanker industry. The debate among regulators is ongoing and will ultimately shape the profile of the world fleet, influence the economic lives of existing and future vessels and dictate more extensive and potentially more costly industry oversight. Equally important, the policies of charterers are becoming increasingly selective. TEN believes the end result will be a reduction in the capacity of acceptable tonnage in early future years. The key driver will be the major charterers seeking and demanding modern young tonnage managed by experienced quality oriented operators. This could result in a significant impact on the supply/demand equation.

TEN’S OUTLOOK

TEN has enjoyed the benefits of the strong spot market, which lifted earnings for its former fleet and provided strong momentum for the new ships added in 2002 and 2003. The timing of the recent additions to the fleet has been most fortunate. The average time charter equivalent rate for the first six months of 2003 was $23,390/day as compared with $16,573/day in the year earlier period. Favorable comparisons are expected to continue in the seasonally soft third quarter. Barring unforeseen developments, fourth quarter comparisons should be positive. However, management expects that cost pressures will persist from a soft U.S. dollar, high bunker prices, and higher industry-wide insurance rates.

Consistent with TEN’s corporate policy, management will seek to maintain a balance in its employment mix with an emphasis on fixing selected vessels on a medium to long-term basis. Currently, TEN has 18 vessels on period employment and 8 vessels operating in the spot market. Approximately 70% of available days in the second half of 2003 are fixed, representing $86 million of revenue, and 50% are under contract for 2004, representing $95 million of revenue.

SHARE REPURCHASE

During the first six months of 2003, the Company has repurchased and retired 55,000 shares of common stock. During July 2003, TEN repurchased and retired an additional 85,100 shares. The repurchase program has $2.4 million in remaining authorized funds. The company plans to make share purchases on the open market in coming months, but has not set a timetable for the completion of the program.

CONFERENCE CALL

On Thursday, July 31, 2003 at 10:00 A.M. Eastern Time, TEN will host a conference call to review second quarter results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management team, may contain information beyond what is included in the earnings press release.

To participate in the call from United States and Canada, please dial (888) 569-5033 approximately five minutes prior to the start time. To participate in the call outside the United States, please dial (719) 457-2653 five minutes prior to the start time. The Conference ID is 405889. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialling (888) 203-1112 inside the United States and Canada and (719) 457-0820 outside the United States and entering the Conference ID 447565.

ABOUT TSAKOS ENERGY NAVIGATION

With the delivery of the Parthenon and Andes, TEN operates a fleet of 28 tankers (including one chartered-in aframax and one chartered-in product carrier) comprising 2,713,467 DWT with an average age of 6.3 years, which TEN believes is much younger than the world’s tanker tonnage, which has an average age of 12.4 years. Following delivery this year of the Maya, Marathon, Inca, Aztec, Parthenon and Andes, TEN is scheduled to take delivery of a further five newbuildings in 2004 and 2005. The resulting fleet of 32 vessels (including only one chartered-in vessel, an aframax) with 3,121,000 DWT will include 21 newbuildings (1997-2005) with 2,422,000 DWT. In addition, since October 2002 TEN has entered into a joint venture with Lauritzen Kosan A/S of Denmark, jointly owning four modern LPG carriers. Consistent with the Company’s strategy, to offer its customers a young and growing fleet, TEN will seek additional attractive opportunities to contract for new vessels and to dispose of older vessels.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr.

GCI Group for Tsakos Energy Navigation Ltd.

212-537-8016

trozycki@gcigroup.com